Investor Relations PRESS RELEASE

GRUPO TELEVISA ANNOUNCES PRICING TERMS FOR ITS PREVIOUSLY ANNOUNCED CASH TENDER OFFER
Mexico City, August 9, 2022—Grupo Televisa, S.A.B. (“Televisa,” the “Company,” “we,” “us” or “our”), announced today the pricing terms of its previously announced tender offer to purchase for cash a maximum aggregate principal amount of up to US$300,000,000 of its 5.000% Notes due 2045 (the “2045 Notes”), 6.625% Notes due 2025 (the “2025 Notes”) and 5.250% Notes due 2049 (the “2049 Notes”), upon the terms and subject to the conditions set forth in the offer to purchase dated July 27, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”). We collectively refer to the outstanding debt securities listed in the table below as the “Notes” and to each of the listed outstanding debt securities as a “series” of Notes. We refer to our offer to purchase the Notes as the “Offer.” Capitalized terms used in this press release but not otherwise defined have the meanings given to them in the Offer to Purchase.
The following table sets forth certain information relating to the Notes and the Offer including, among other things, the Offer Yield (as defined below) and Early Tender Consideration for each $1,000 principal amount of each series of Notes validly tendered and not validly withdrawn on or prior to the Early Tender Date (as defined below), as calculated at 2:00 p.m. (New York City time) today, August 9, 2022 (the “Price Determination Date”) in accordance with the terms of the Offer to Purchase.

Title of Security	CUSIP	ISIN	Principal Amount Outstanding	Acceptance Priorit Level	Series Tender Cap	Fixed Spread	Offer Yield(1)	Early Tender Consideration(2)
5.000% Notes due 2045	40049 JBA4	US40049 JBA43	US$1,000,000,000	1	US$200,000,000	+209 bps	5.333%	US$956.33
6.625% Notes due 2025	40049 JAV9	US40049 JAV98	US$400,000,000	2	US$100,000,000	+97 bps	4.183%	US$1,059.52
5.250% Notes due 2049	40049 JBE6	US40049 JBE64	US$750,000,000	3	N/A	+225 bps	5.281%	US$995.50

(1)
The “Offer Yield” is equal to the sum of (i) the applicable Reference Yield, as calculated by the Dealer Managers, that equates to the bid-side price of the applicable Reference U.S. Treasury Security specified on the front cover page of this Offer to Purchase for such series of Notes as of the Price Determination Date, quoted on the Bloomberg reference page “FIT1” (or any other recognized quotation source selected by the Dealer Managers in their sole discretion if such quotation report is not available or is manifestly erroneous), plus (ii) the applicable Fixed Spread specified on the front cover page of this Offer to Purchase for such series of Notes.

(2)
Per each US$1,000 principal amount of Notes. The Early Tender Consideration includes an early tender premium equal to US$30.00 per US$1,000 principal amount for each series of Notes accepted for purchase (the “Early Tender Premium”). Holders who validly tender Notes and whose Notes are accepted for purchase will also receive accrued and unpaid interest (“Accrued Interest”) up to, but excluding, the Early Settlement Date (as defined in the Offer to Purchase). Televisa has agreed, subject to specified exceptions and limitations, to pay additional interest to participants in the Offer to cover Mexican withholding taxes on interest payments.

Holders who validly tender (and not validly withdraw) their Notes on or prior to 5:00 p.m. (New York City time) on August 9, 2022 (“Early Tender Date”) and whose Notes are accepted by the Company for purchase pursuant to the Offer will be eligible to receive the applicable Early Tender Consideration set forth in the table above, which includes the Early Tender Premium, and to receive Accrued Interest on their accepted Notes up to, but excluding, the Early Settlement Date.

Withdrawal rights for the Offer will expire at 5:00 p.m. (New York City time) on August 9, 2022. Notes that are validly tendered on or prior to the Early Tender Date cannot be withdrawn, except as may be required by applicable law. The Offer will expire at 11:59 p.m. (New York City time) on August 23, 2022, unless extended by Televisa in its sole discretion.

*   *   *
The Dealer Managers
Televisa has retained Citigroup Global Markets Inc. and Santander Investment Securities Inc. to act as dealer managers in connection with the Offer (the “Dealer Managers”). Any questions or requests for assistance regarding the Offer may be directed to the Dealer Managers at their contact information set forth below.
Citigroup Global Markets Inc. 388 Greenwich Street, 4th Floor Trading New York, New York 10013 United States of America Attn: Liability Management Toll-Free: +1 800-558-3745 Collect: +1 212-723-6106	Santander Investment Securities Inc. 45 East 53 Street, 5th Floor, New York, New York 10022 United States of America Attn: Liability Management Toll-Free: +1 855-404-3636 Collect: +1 212-940-1442
The Tender Agent and the Information Agent
Copies of the Offer to Purchase may be obtained from Global Bondholder Services Corporation, the tender agent and the information agent for the Offer, at +1 (855) 654-2015 (toll-free) or +1 (212) 430-3774 (collect).

About Grupo Televisa
Televisa is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 60 countries through television networks, cable operators and over-the-top or “OTT” services. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.
Disclaimer
This press release contains forward-looking statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx

Media Relations

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Teresa Villa / Tel: (52 55) 4438 1205 / atvillas@televisa.com.mx